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                               October 18, 2006

Securities and Exchange Commission
Washington, DC 20549

            RE: GRAYBAR ELECTRIC COMPANY, INC. AND VOTING TRUSTEES UNDER VOTING TRUST AGREEMENT
                  REGISTRATION STATEMENT ON FORM S-1
                  (REGISTRATION NOS. 333-137249 AND 333-138035)

Gentlemen:

            Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Graybar Electric Company, Inc. and the Voting Trustees under the Voting Trust Agreement, dated as of April 1, 1997, relating to Common Stock issued by Graybar Electric Company, Inc. hereby request acceleration of the effective date of the above-captioned Registration Statement so that it may become effective at 9:00 a.m. on October 23, 2006, or as soon thereafter as practicable.

            The Company and the Voting Trustees acknowledge that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company or the Voting Trustees from their full responsibility for the adequacy and accuracy of the disclosure in the

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filing, and (iii) the Company and the Voting Trustees may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                      Sincerely,

                                      GRAYBAR ELECTRIC COMPANY, INC.


                                      By:  /s/ T. F. Dowd
                                           -----------------------------------
                                           T. F. Dowd, Senior Vice President,
                                           Secretary and General Counsel

                                      VOTING TRUSTEES


                                      /s/ R. A. Reynolds, Jr.
                                      ----------------------------------------
                                      R. A. Reynolds, Jr.

                                      /s/ D. E. DeSousa
                                      ----------------------------------------
                                      D. E. DeSousa

                                      /s/ L. R. Giglio
                                      ----------------------------------------
                                      L. R. Giglio

                                      /s/ T. S. Gurganous
                                      ----------------------------------------
                                      T. S. Gurganous

                                      /s/ R. D. Offenbacher
                                      ----------------------------------------
                                      R. D. Offenbacher